SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         Petrie Stores Liquidating Trust
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    716437108
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1996
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (12)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 878,300 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 878,300 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         878,300 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.7%

14.      Type of Reporting Person: PN

- ----------------------------
(1) The Units of Beneficial Interests were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.
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1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 2,305,900 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 2,305,900 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,305,900 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.4%

14.      Type of Reporting Person: PN

- ----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.
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         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules
and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend the Schedule 13D Statement of HBK Investments L.P. dated April 1, 1996 (the "Schedule 13D"), relating to the Units of Beneficial Interest of Petrie Stores Liquidating Trust. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended in its entirety to read as follows:

         This Schedule 13D relates to the Units of Beneficial Interest (the "Units") in Petrie Stores Liquidating Trust (the "Issuer"). The address of the principal executive officers of the Issuer is 70 Enterprise Avenue, Secaucus, new Jersey 07094.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended in its entirety to read as follows:

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Main Street Investments L.P. ("Main Street"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange or acquisition and holding of investment securities.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Finance and Main Street and another limited partnerships.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the Units are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 2,420,158

         Finance             Working Capital
                             and Other (1)            $ 5,332,394

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear Stearns & Co., Inc. as margin loans to acquire the Units, and the remainder was obtained from Working Capital.

         (2) The Units were purchased by HBK Securities Ltd., which has no beneficial ownership of such Units.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended in its entirety to read as follows:

         The Item 2 Persons acquired the Units in the ordinary course of business for investment purposes. None of the Item 2 Persons has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Each of the Item 2 Persons reserves the right to acquire or dispose of the Units, or to formulate other purposes, plans or proposals regarding the Issuer or the Units held by each such Item 2 Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement, the aggregate number of Units that Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 878,300, which constitutes approximately 1.7% of the outstanding Units.

         The aggregate number of Units that Finance owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,305,900, which constitutes approximately 4.4% of the outstanding Units.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 878,300 Units, which constitutes approximately 1.7% of the outstanding Units.

         Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,305,900 Units, which constitutes approximately 4.4% of the outstanding Units.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 3,184,200 Units, which constitutes approximately 6.1% of the outstanding Units.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 878,300 Units.

         Acting through its general partner, Fund, Finance has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,305,900 Units.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 878,300 Units.

         Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,305,900 Units.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,305,900 Units.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,305,900 Units.

         In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 878,300 Units. In its capacity as the general partner of Partners I, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,305,900 Units.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 3,184,200 Units.

         (c)

         During the past 60 days, the Item 2 Persons have purchased Units in over-the-counter transactions on NASDAQ, as follows:

                                     NUMBER OF UNITS             PRICE PER
                                    PURCHASED (P) OR             UNIT
ITEM 2 PERSON      DATE                 SOLD (S)

Main Street        07/23/96              7,500(P)                $ 2.41
Investments(1)          07/23/96           2,500(P)                2.41
Investments(1)          08/08/96          16,500(P)                2.47
Investments(1)          08/08/96          45,000(P)                2.25
Investments(1)          08/08/96          13,000(P)                2.32
Main Street        08/12/96             11,100(P)                  2.32
Main Street        08/12/96                730(P)                  2.57
Main Street        08/12/96                740(P)                  2.50
Main Street        08/12/96                730(P)                  2.38
Investments(1)          08/12/96           3,900(P)                2.32
Investments(1)          08/12/96                   270(P)               2.57
Investments(1)          08/12/96                   260(P)               2.50
Investments(1)          08/12/96                   270(P)               2.38
Investments(1)          08/14/96                   800(P)               2.38
Investments(1)          08/14/96           1,000(S)                2.44
Main Street        08/15/96              1,000(P)                  2.44
Main Street        08/15/96              1,000(S)                  2.44
Main Street        08/15/96              1,000(S)                  2.50
Investments(1)          08/20/96           2,000(P)                2.44
Investments(1)          08/20/96           4,000(P)                2.50
Investments(1)     08/20/96              4,800(P)                  2.63
Investments(1)          08/20/96           6,700(P)                2.57
Investments(1)          08/20/96           1,000(S)                2.44
Investments(1)          08/20/96           1,000(S)                2.50
Investments(1)          08/22/96           7,400(P)                2.50
Investments(1)          08/23/96          10,200(P)                2.50
Investments(1)          08/26/96          15,700(P)                2.50
Investments(1)          08/27/96           7,500(P)                2.50
Investments(1)          08/28/96          10,000(P)                2.50
Investments(1)          08/29/96          10,000(P)                2.50
Investments(1)          09/05/96          14,900(P)                2.32
Investments(1)          09/06/96           2,200(P)                2.38
Investments(1)          09/09/96          73,000(P)                2.44
Investments(1)          09/10/96           4,400(P)                2.38
Investments(1)          09/11/96             600(P)                2.38

(1) The Units were purchased by HBK Securities Ltd., which has no beneficial ownership of such Units pursuant to an Investment Management Agreement with Investments.

         On September 11, 1996, Main Street sold all its 2,305,900 Units to Finance in a private transaction for a price per Unit of $2.32.

         (d)

         Not applicable.

         (e)

         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
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         After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

         DATED:     September 16, 1996



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (1)



                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (2)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.